SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

(Formerly MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND

SUPPLEMENTAL RETIREMENT PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Required Information

1.	Medtronic, Inc. Savings and Investment Plan Financial Statements and Supplemental Schedule April 30, 2006 and 2005

2.	Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

Dated: October 25, 2006	By:	/s/ Janet S. Fiola
Janet S. Fiola Senior Vice President, Human Resources

Medtronic, Inc.

Savings and Investment Plan

Financial Statements and Supplemental Schedule

April 30, 2006 and 2005

Medtronic, Inc.

Savings and Investment Plan

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Assets Available for Benefits at April 30, 2006 and 2005
Statements of Changes in Assets Available for Benefits for the years ended April 30, 2006 and 2005
Notes to Financial Statements – April 30, 2006 and 2005

Supplemental Schedule:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at April 30, 2006

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Medtronic, Inc. Savings and Investment Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Medtronic, Inc. Savings and Investment Plan (the “Plan”) at April 30, 2006 and 2005, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of April 30, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/	PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 23, 2006

Medtronic, Inc.

Savings and Investment Plan

Statements of Assets Available for Benefits

(in 000’s)

	April 30,
	2006	2005
Investments:
Plan’s interest in the Medtronic, Inc. and Participating Employers Master Trust Fund (unallocated assets)	$—	$5
Plan’s interest in the Medtronic, Inc. Master Trust Fund	1,391,017	1,485,977
Mutual funds	1,136,305	864,855
Participant loans receivable	22,815	19,923
Total investments	2,550,137	2,370,760

Receivables:
Employer contribution receivable	43,087	—
Participant contribution receivable	4,344	—
Total receivables	47,431	—

Assets available for benefits	$2,597,568	$2,370,760

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Statements of Changes in Assets Available for Benefits

(in 000’s)

	Years Ended April 30,
	2006	2005
Investment income:
Net appreciation in fair value of investments, excluding Plan interests’ in Master Trust Funds	$144,115	$38,177
Plan interest in the Medtronic, Inc. and Participating Employers Master Trust Fund income	—	27
Plan interest in the Medtronic, Inc. Master Trust Fund (loss) income	(33,641)	69,543
Dividends	39,772	17,721
Interest	1,289	988
Total investment income	151,535	126,456
Contributions:
Participant	150,647	123,859
Employer (Note 1)	96,561	35,672
Total contributions	247,208	159,531

Transfer from other plan (Note 1)	519	—

Deductions:
Benefits paid to participants	171,908	154,695
Administrative expenses	546	60
Total deductions	172,454	154,755
Net increase	226,808	131,232
Assets available for benefits:
Beginning of year	2,370,760	2,239,528
End of year	$2,597,568	$2,370,760

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Medtronic, Inc. Savings and Investment Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. Effective May 1, 2005, the Plan was amended, restated and renamed. Prior to this date, the Plan was named the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan.

General

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. The Plan now has three components: (i) a Supplemental Retirement Plan (SRP) component related to participant elective deferrals under Code Section 401(k) and Company cash matching contributions under Code Section 401(m), (ii) an Employee Stock Ownership Plan (ESOP) component which included matching contributions for the SRP and non-matching allocations of employer stock, and (iii) effective May 1, 2005 a Personal Investment Account (PIA) component related to additional employer contributions to a retirement account. Employees must elect to participate in the PIA or they will be automatically enrolled in other Company benefit programs. If employees elect to participate in the PIA, in lieu of benefits under other Company programs, they will receive an employer cash contribution to their PIA.

Generally, the Plan is available to all eligible regular full-time and part-time employees immediately upon hire. Eligible employees other than regular full or part-time employees are eligible after performing 1,000 hours of service in a consecutive twelve month period. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger and Transfer of Plan Assets

In August 2005, the Company acquired all of the outstanding stock of Image-Guided Neurologics, Inc. (IGN). In conjunction with the acquisition, the net assets of IGN’s 401(k) plan were transferred into the plan resulting in an asset transfer in of $519,000.

Administration of Plan Assets

The Qualified Plan Committee (the “Committee”) of the Company oversees the administration of the Plan. The Committee appointed Vanguard Fiduciary Trust Company (“Vanguard Trust”) and US Bank National Association (“US Bank”) as Trustees of the Plan assets (hereinafter collectively referred to as the “Trustees”). Allocated ESOP assets, contributed SRP assets and contributed PIA assets are held by Vanguard Trust and unallocated ESOP assets were held by US Bank. Transactions are executed by the Trustees of the Plan, as directed by the Company in its capacity as Plan Administrator. Vanguard Trust has also been appointed as Recordkeeper for the Plan and to provide participant services, education and communication services. Vanguard Trust maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and expenses credited thereto.

Contributions

Participant contributions are made to the Plan through payroll deductions into their SRP Employee Contribution Accounts. Participating employees may contribute 2% to 75% of eligible earnings on a pre-tax basis to the Plan, subject to statutory limits.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants direct their contributions into eleven various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting Vanguard Trust. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers a month in or out of the Medtronic Common Stock Fund. In addition, effective September 30, 2005, participants who exchange any amount out of a Vanguard mutual fund must wait 60 calendar days before exchanging back into the same fund. As discussed in Note 3, the Medtronic Interest Income Fund and Medtronic Common Stock Fund became part of the Medtronic, Inc. Master Trust Fund effective May 1, 2004.

Employer matching contributions are based on each participant’s SRP contributions up to 6% of eligible compensation, and range from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals.

Prior to May 1, 2005, participants received matching contributions of Medtronic, Inc. common stock into their ESOP Employer Match Accounts in the Plan. As of April 30, 2005, all shares in the ESOP were allocated. In fiscal year 2005, the matching contribution was $57,180,000, consisting of an allocation of Medtronic, Inc. common stock from the unallocated shares at US Bank to the Vanguard Trust and Company cash contributions (See Notes 3 and 6). Participants are allowed to immediately diversify matching contributions to any of the SRP investment choices.

In fiscal 2006, the Company’s matching cash contribution to participants’ SRP accounts was $78,534,000, net of forfeitures.

Prior to May 1, 2005, participants received an annual contribution to their ESOP Regular Accounts in the form of Medtronic, Inc. common stock. These annual contributions ranged from 2.5% to 4.0% of qualified compensation, depending upon the achievement of certain Company performance goals. Active participants may diversify a portion of their ESOP Regular Account at age 55 if they have been in the Plan for at least ten years. In fiscal 2005, the final Company ESOP contribution, net of forfeitures, was $36,582,000, consisting of an allocation of Medtronic, Inc. common stock from the unallocated shares at US Bank to Vanguard Trust (See Notes 3 and 6). Fiscal year 2005 was the final year of the ESOP Regular contribution, as all of the remaining 1,120,741 ESOP shares were allocated as of April 30, 2005.

Fiscal year 2005 Company contributions to the Plan (ESOP and SRP) totaled $93,762,000 of which $35,672,000 were cash contributions recorded as employer contributions on the statement of changes in assets available for benefits and the balance was made from a final allocation of Medtronic, Inc. common stock.

During fiscal year 2005, contributions of 2.50% of qualified compensation were made to participants’ ESOP Regular Accounts. In addition, contributions of 3.63% of qualified compensation were made to Plan participants’ ESOP Employer Match Accounts, as the SRP employer match. Forfeitures of allocated shares funded a portion of the allocation requirements. As of April 30, 2006 and 2005, $224,237,000 and $254,735,000, respectively, of the ESOP allocated assets are invested in ESOP Employer Match Accounts, $459,203,000 and $506,112,000, respectively, are invested in ESOP Regular Accounts and $0 and $4,317,000, respectively, are invested in short-term investments related to Medtronic, Inc. common stock dividends that have not yet been assigned to participant accounts.

Effective May 1, 2005, the Company contributes 5% of qualified compensation to those participants electing the PIA.   Participants are allowed to immediately diversify the contribution to any of the PIA investment choices which consist of the same eleven investment options offered under the SRP. In fiscal 2006, the Company contributed $18,027,000 related to the PIA. Total employer contributions for fiscal 2006, including both the matching cash contribution into the SRP discussed above, and the contribution into the PIA, totaled $96,561,000.

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Under the SRP and ESOP, active participants vest in Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. Effective May 1, 2005, under the PIA, active participants’ vest 100% in Company contributions, including earnings and losses thereon, after five years of employment.

Nonvested account balances of terminated employees are forfeited. However, under the PIA, if a terminated employee returns to the Company, years of service and the Participant’s account balance are restored and under the SRP/ESOP, the employer contribution/match is restored if the employee returns to the Company within five years of termination. Forfeitures of nonvested amounts reduce Company contributions. Forfeitures of $2,845,000 and $3,758,000 during fiscal years 2006 and 2005, respectively, reduced employer contributions in those respective years.

Distributions

An active participant who has attained age 59½ may request a cash withdrawal of all or a part of their SRP Employee Contribution Account but are not allowed to take withdrawals from their ESOP accounts, PIA or SRP Employer Match Accounts until retirement or termination of employment.  A vested participant in the Plan may receive a distribution as a lump-sum payment, subject to applicable taxes and penalties; or upon reaching age 55, receive the balance in a series of payments.

Upon termination of employment, the participant must take a complete distribution if the value of the participant’s vested account is $5,000 or less. If the value of the participant’s vested account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal, subject to applicable taxes and penalties, or request a direct rollover. Participant funds invested in Medtronic, Inc. common stock may be taken in-kind or as cash. Upon retirement from the Company, participants also have the option to take monthly installments from the Plan.  Effective March 28, 2005, if the distribution is greater than $1,000, but less than or equal to $5,000, and the participant does not provide direction on the distribution, the trustee will establish an IRA for the mandatory distribution.

Active participants may take hardship withdrawals from their SRP Employee Contribution Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including the available loan provisions. Hardship withdrawals cannot be taken from a Participants’ ESOP accounts, SRP Employer Match Account or the PIA. The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account becomes fully vested. Vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic, Inc. common stock in-kind or as cash.

Participant Loans

Participants are limited to one loan outstanding at a time. The eligible amount to borrow is 50% of the vested balance in the participant’s SRP/ESOP account; however the loan may only be distributed from the participant’s SRP balance. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years, or a maximum term of 30 years if the loan was transferred into the Plan as part of an acquisition. The interest rate is calculated as one percentage point over the prime rate in effect at US Bank on the first workday of the month in which the loan is made and remains fixed for the duration of the loan. At April 30, 2006, loans receivable were due at various dates through 2022 with interest rates ranging from 4.75% to 10.50%.

Plan Termination

In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in Company contributions. Benefits would be distributed at that time in accordance with the Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for investment contracts held by the Medtronic Interest Income Fund, which are valued at contract value. Shares of mutual funds (registered investment companies) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan’s interest in both the Medtronic, Inc. and Participating Employers Master Trust Fund and the Medtronic, Inc. Master Trust Fund are valued at their unit closing price (comprised of the aggregate fair value of their respective underlying investments, except for investment contracts which are valued at contract value, plus any uninvested cash position). Investments in partnership units within the Medtronic, Inc. and Participating Employers Master Trust Fund consist of investment pools which invest primarily in common stocks. The majority of these common stocks are valued at quoted market price, however, if a quoted market price is not available, other valuation procedures are utilized to arrive at a fair value. The common shares of the Company held by the Medtronic ESOP Fund and the Medtronic Common Stock Fund are valued at their quoted market price. All investments in the Medtronic Dividend Stock Fund consist of money market securities which are valued at fair value based on quoted market prices. Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is accrued on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Plan expenses, excluding participant loan fees, are paid by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company. Such expenses consist of recordkeeping, trustee and account maintenance fees. Participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock and various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, investment contracts, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2006 and 2005, approximately 44% and 52%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. A significant portion of this concentration results from the allocated investments in the ESOP. The underlying value of the Medtronic Common Stock Fund, which is now part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.	Plan’s Interest in Master Trusts

Medtronic, Inc. and Participating Employers Master Trust Fund

At April 30, 2006 and 2005, the Plan’s interest in the net assets of the Medtronic, Inc. and Participating Employers Master Trust Fund was zero and $5,000, respectively. Unallocated ESOP assets of the Plan were invested in the Medtronic, Inc. and Participating Employers Master Trust Fund, which also includes certain assets of the Medtronic, Inc. Retirement Plan and the Medtronic, Inc. Retirement Plan—401(h) Medical Account. US Bank was the Trustee for the unallocated assets attributable to the Plan held in the Medtronic, Inc. and Participating Employers Master Trust Fund and maintained a separate account for the unallocated Plan assets and liabilities held within the Master Trust. As of April 30, 2005, the Plan net assets within the Medtronic, Inc. and Participating Employers Master Trust Fund were invested in money market securities. As discussed previously, as of April 30, 2005, all shares in the ESOP were allocated.

The financial data of the Medtronic, Inc. and Participating Employers Master Trust Fund is as follows:

Medtronic, Inc. and Participating Employers Master Trust Fund

Statement of Net Master Trust Assets

(in 000’s)

April 30, 2005
Assets
Investments at fair value:
Short-term investment fund	$9,342
U.S. government securities	38,113
Municipal debt securities	1,570
Corporate debt securities	67,804
Medtronic, Inc. common stock	126,025
Other common stock	342,202
Partnership units	260,527

Total investments	845,583
Interest and dividends receivable	839

Total assets	846,422
Liabilities
Accrued allocation of Medtronic, Inc. common stock	59,063
Accrued 401(h) benefits	4,282
Accrued expenses	1,318

Total liabilities	64,663

Net Medtronic, Inc. and Participating Employers Master Trust Fund assets	$781,759

Medtronic, Inc. and Participating Employers Master Trust Fund

Statement of Changes in Net Master Trust Assets

(in 000’s)

Year ended April 30, 2005
Additions:
Investment income:
Interest	$5,297
Dividends	5,063
Net appreciation in fair value of investments	34,983
Total investment income	45,343
Employer contributions	95,674
Total additions	141,017
Deductions:
Interest expense	(194)
Benefits paid to participants	(13,960)
Administrative expenses	(4,477)
Total deductions	(18,631)

Net assets transferred to other trustees	(59,063)
Net increase	63,323
Net Medtronic, Inc. and Participating Employers Master Trust Fund assets
Beginning of year	718,436
End of year	$781,759

The Medtronic, Inc. and Participating Employers Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000’s):

Year ended April 30, 2005
Net change in fair value of investments:
Short-term investment fund	$(1,442)
U.S. government securities	506
Municipal debt securities	61
Corporate debt securities	(793)
Medtronic, Inc. common stock	710
Other common stocks	10,951
Partnership units	24,990
Net appreciation in fair value of investments	$34,983

The Plan’s interest in the total assets held in the Medtronic, Inc. and Participating Employers Master Trust Fund and changes in assets during the periods are as follows (in 000’s):

Year ended April 30, 2005
Plan’s interest in the Medtronic, Inc. and Participating Employers Master
Trust Fund, May 1, 2004	$58,068
Employer cash contributions	973
Investment income:
Interest and dividend income	384
Net depreciation in fair value of investments	(2,137)
Dividends on Medtronic, Inc. common stock	1,980
Interest expense	(194)
Total investment income	33

Administrative expenses	(6)
Total income	27
Allocation of Medtronic, Inc. common stock and transfer to the Medtronic, Inc. Master Trust Fund	(59,063)
Plan’s interest in the Medtronic, Inc. and Participating Employers Master Trust Fund, April 30, 2005	$5

Medtronic, Inc. Master Trust Fund

Effective May 1, 2004, Plan assets previously invested in the Medtronic Interest Income Fund, Medtronic Common Stock Fund, Medtronic Dividend Stock Fund and the Medtronic ESOP Fund were transferred into the Medtronic, Inc. Master Trust Fund which also includes certain assets of The Medtronic Puerto Rico Employees’ Savings and Investment Plan. Vanguard Trust is the Trustee and Recordkeeper for the assets held in the Medtronic, Inc. Master Trust Fund and maintains a separate account for the associated Plan assets and liabilities. As of April 30, 2006 and 2005, the Plan assets within the Medtronic, Inc. Master Trust Fund included Medtronic, Inc. common stock. At April 30, 2006 and 2005, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust Fund was 99.4% and 99.5%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in four funds — the Medtronic Interest Income Fund, Medtronic Common Stock Fund, Medtronic Dividend Stock Fund and the Medtronic ESOP Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The Medtronic Dividend Stock Fund consists of amounts accumulated from cash dividends received from the Medtronic ESOP Fund and are temporarily invested in money market securities. These funds will later be reinvested, into participant accounts, within the Medtronic ESOP Fund in the form of Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of guaranteed investment contracts issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities. These guaranteed investment contracts are valued at their contract values as these investments have fully benefit-responsive features. Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the master trust or into other Plan investment options which are not part of the master trust.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund

Statements of Master Trust Assets

(in 000’s)

	April 30,
	2006	2005
Assets
Investments at fair value:
Medtronic, Inc. common stock	$1,150,145	$1,236,446
Short-term investment fund	—	4,317
Total investments at fair value	1,150,145	1,240,763
Investments at contract value:
Guaranteed investment contracts	248,992	252,982
Medtronic, Inc. Master Trust Fund assets	$1,399,137	$1,493,745

Medtronic, Inc. Master Trust Fund

Statements of Changes in Master Trust Assets

(in 000’s)

	Years Ended April 30,
	2006	2005
Additions:
Investment income:
Interest	$10,546	$10,005
Dividends on Medtronic, Inc. common stock	8,854	7,078
Net (depreciation) appreciation in fair value of investments	(51,956)	53,593
Total investment (loss) income	(32,556)	70,676
Administrative expenses	(955)	(822)
Total (loss) income	(33,511)	69,854
Employer contributions	26,978	93,762
Interfund transfers, net	(88,075)	1,330,129
Net (decrease) increase	(94,608)	1,493,745
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,493,745	—
End of year	$1,399,137	$1,493,745

The Medtronic, Inc. Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000’s):

	Years Ended April 30,
	2006	2005
Net change in fair value of investments:
Medtronic, Inc. common stock	$(51,956)	$53,593
Net (depreciation) appreciation in fair value of investments	$(51,956)	$53,593

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows (in 000’s):

	Years Ended April 30,
	2006	2005
Plan’s interest in the Medtronic, Inc. Master Trust Fund, beginning of year	$1,485,977	$—
Investment income:
Interest income	10,294	9,770
Dividends on Medtronic, Inc. common stock	8,840	7,069
Net (depreciation) appreciation in fair value of investments	(51,852)	53,520
Total investment (loss) income	(32,718)	70,359
Administrative expenses	(923)	(816)
Total (loss) income	(33,641)	69,543

Interfund transfers, net	(88,010)	1,322,672
Employer contributions	26,691	93,762
Plan’s interest in the Medtronic, Inc. Master Trust Fund, end of year	$1,391,017	$1,485,977

4.	Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows (in 000’s):

	April 30,
	2006	2005
Mutual funds:
Vanguard 500 Index Fund	$189,192	$161,929
Vanguard PRIMECAP Fund	207,248	163,690
Vanguard Wellington Fund	186,018	156,674
Vanguard Windsor II Fund	142,053	115,074
Plan’s interest in Medtronic, Inc. Master Trust Fund	1,391,017	1,485,977

The net appreciation in the fair value of investments during fiscal years 2006 and 2005, other than those held in the Medtronic, Inc. and Participating Employers Master Trust Fund and the Medtronic, Inc. Master Trust Fund, including gains and losses on investments purchased and sold as well as those held during the year was as follows (in 000’s):

	Years Ended April 30,
	2006	2005
Mutual funds	$144,115	$38,177
Net appreciation in fair value of investments, excluding Plan interests’ in Master Trust Funds	$144,115	$38,177

5.	ESOP Loan

In December 1989, the Medtronic, Inc. and Participating Employers Master Trust borrowed $40.0 million from the Company on behalf of the Plan and used the proceeds to purchase 18,932,938 shares (adjusted for subsequent stock splits) of the Company’s common stock. The loan from the Company was payable over a period not to exceed 20 years, ending on April 30, 2010 or at the point all shares have been allocated to participants. Interest was payable annually at a rate of 9.0%. The Company made contributions to the Plan, which were used, in part, by the Plan to make principal and interest payments. Contributions were based on debt service requirements less any dividends received by the Plan on the allocated and unallocated shares of stock. Contributions were further adjusted to meet the annual targeted benefit level as determined by the Company. The Company’s final cash contribution of $35,672,000 was made in fiscal year 2005 and the outstanding loan balance due to Medtronic was paid in its entirety. As discussed previously, as of April 30, 2005, all shares of the ESOP were allocated.

6.	Allocation Summary of Net ESOP Assets

As discussed previously, as of April 30, 2005, all shares of the ESOP were allocated. The unallocated balance of $5,000 at April 30, 2005 was fully allocated in fiscal year 2006.

Statement of Net ESOP Assets (in 000’s)

	April 30, 2005
	Allocated	Unallocated	Total
Assets:
Investments at fair value:
Cash equivalents	$—	$5	$5
Medtronic Dividend Stock Fund	4,317	—	4,317
Investment in Medtronic, Inc. common stock	760,847	—	760,847
Total investments	765,164	5	765,169
Accrued income	—	1	1
Total assets	765,164	6	765,170
Liabilities:
Accrued expenses	—	1	1
Total liabilities	—	1	1
Net ESOP assets	$765,164	$5	$765,169

Statement of Changes in Net ESOP Assets (in 000’s):

	Year Ended April 30, 2005
	Allocated	Unallocated	Total
Investment income:
Interest and dividend income	$4,408	$2,364	$6,772
Net appreciation (depreciation) in fair value of investments	29,886	(2,137)	27,749
Total investment income	34,294	227	34,521
Inter-plan transfers	(16,206)	—	(16,206)
Employer cash contributions	34,699	973	35,672
Allocation of Medtronic, Inc. common stock*	59,063	(59,063)	—
Interest expense	—	(194)	(194)
Administrative expenses	(783)	(6)	(789)
Benefit payments	(35,621)	—	(35,621)
Net increase (decrease)	75,446	(58,063)	17,383
Beginning of year	689,718	58,068	747,786
End of year	$765,164	$5	$765,169

* Shares of Medtronic, Inc. common stock totaling 1,120,741 were allocated in the fiscal year ended April 30, 2005 and are reflected in the tables above.

7.	Related Party Transactions

During the fiscal years ended April 30, 2006 and 2005, the Plan had transactions with Vanguard Trust and US Bank, the Plan’s Trustees, which are allowed by the Plan and the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, as noted previously, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Company.

Total purchases of investments under the control of the Vanguard Trust for the fiscal years ended April 30, 2006 and 2005 were $654,895,000 and $610,925,000, respectively, and proceeds from sales of investments under the control of the Vanguard Trust were $499,945,000 and $531,910,000, respectively. Total purchases of investments under the control of US Bank for the fiscal year ended April 30, 2005 were $383,000 and proceeds from sales of investments under the control of US Bank were $2,133,000.

8.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on February 12, 2004. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

April 30, 2006

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard 500 Index Fund	Registered Investment Company	**	$189,192
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	207,248
*	Vanguard Wellington Fund	Registered Investment Company	**	186,018
*	Vanguard Windsor II Fund	Registered Investment Company	**	142,053
*	Vanguard Explorer Fund	Registered Investment Company	**	116,708
*	Vanguard International Growth Fund	Registered Investment Company	**	112,682
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	54,334
*	Vanguard U.S. Growth Fund	Registered Investment Company	**	56,964
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	71,106
*	Participant loans	Interest at 4.75% to 10.50% due at various dates through 2022	**	22,815

	Total Plan Investments, excluding the Plan’s Interest in the Medtronic, Inc. and Participating Employers Master Trust Fund and Medtronic, Inc. Master
	Trust Fund			1,159,120

	Plan’s Interest in Medtronic, Inc. Master Trust Fund			1,391,017
				$2,550,137

*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments